Exhibit 8

Financial Edge Fund, L.P.
c/o Richard Lashley
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL  60540

October 30, 2009

Via Electronic Mail and Overnight Mail

John J. Gorman, Esq.
Luse Gorman Pomerenk & Schick
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015
Re:	Access to Stockholder List and Demand to Inspect Stockholder Records Pursuant to Section 220 of the Delaware General Corporation Law

Dear Mr. Gorman:

The Financial Edge Fund, L.P. (the “Stockholder”) is in receipt of a copy of your letter dated October 28, 2009 responding to the Stockholder’s demand (the “Demand”) for an opportunity to inspect, and to make copies and extracts from, the records and documents of Magyar Bancorp, Inc. (the “Company”) identified in the Stockholder’s letter to the Company dated October 7, 2009.  The purpose of this letter is to reiterate the Demand with respect to the materials previously requested excluding Items 9 and 10 (the “Revised Demand Materials”).

The Stockholder notes your claim that it has not provided sufficient documentary evidence of beneficial ownership of the Company’s common stock, par value $0.01 per share (the “Common Stock”).  While the Stockholder disagrees with this assertion, the following enclosed documents will provide further evidence of the Stockholder’s beneficial ownership of the Common Stock:

1. A position listing from the Stockholders’ prime brokerage account at BNP Paribas Prime Brokerage Inc.  dated October 29, 2009, showing that the Stockholder held 163,661shares of Common Stock as of October 28, 2009, attached as part of Exhibit A; and

2. A letter of verification from the Stockholder’s broker, attached as part of Exhibit A.

The Stockholder affirms that the documentary evidence of ownership enclosed herewith is a true and correct copy of what it purports to be, and certifies to the Company that as of the date of this letter the Stockholder beneficially owns 163,661 shares of the Common Stock.  Additionally, the Stockholder is a member of the PL Capital Group, as noted in the PL Capital Group’s Schedule 13D/A filing dated October 9, 2009, as amended, with the Securities and Exchange Commission, and, as of the date of this letter, the PL Capital Group beneficially owns 355,721 shares of the Common Stock, or 6.2% of the total shares outstanding, as measured by the number of shares of Common Stock outstanding as of August 1, 2009 as disclosed in the Company’s most recent Form 10-Q filed August 14, 2009.

The Stockholder expects the Company to either deliver copies of the requested materials to it or its agents or representatives or make the materials available during the Company’s usual business hours.

The Stockholder will forego the demand for inspection if the Company voluntarily furnishes to it or its agents or representatives all the information included in the Revised Demand Materials.

The Stockholder will bear the reasonable costs incurred by the Company (including those of its transfer agent(s)) in connection with the production of the Revised Demand Materials, including overnight delivery charges.  Please advise PL Capital’s counsel, Phillip M. Goldberg of Foley & Lardner LLP, 321 North Clark Street, Chicago, Illinois 60610 (telephone number: 312-832-4549), of the total costs and we will provide you prompt payment.

The Stockholder makes this notification and demand to inspect, copy and make extracts of the Revised Demand Materials in good faith and for the “proper purpose” stated in its prior correspondence and the correspondence sent on its behalf by its legal counsel.  As such, the Stockholder believes that failure to produce the Revised Demand Materials would be a derogation of the Company’s fiduciary obligations to fairly implement the corporate election process, and will result in needless expenses that the Company could avoid by complying with its fiduciary obligations.

Please advise Mr. Goldberg as promptly as practicable as to the time and place that the items requested above will be made available in accordance with this Demand.  Please also advise us immediately whether you voluntarily will supply the information requested by this Demand.  In addition, if the Company believes that this Demand is incomplete or otherwise deficient in any respect, please contact us immediately so that the Stockholder may promptly address any alleged deficiencies.

The Stockholder has already retained Delaware counsel to enforce its rights, and if you refuse to permit the inspection and copying demanded herein, or fail to respond to this Demand, within five business days from the date hereof, the Stockholder will conclude that this Demand has been refused and will take appropriate steps to secure its rights to examine and copy the Revised Demand Materials.

The Stockholder reserves the right to withdraw or modify this Demand at any time, and to make other demands of the Company whether pursuant to the Delaware General Corporation Law, other applicable law, or the Company’s articles of incorporation or bylaws.

Very truly yours,

FINANCIAL EDGE FUND, L.P.

By:	PL CAPITAL, LLC General Partner

By:	/s/ Richard Lashley
Richard Lashley Managing Member

cc:	Mr. Phillip Goldberg Mr. John Palmer

[FORM OF DECLARATION USED]

STATE OF NEW JERSEY	)
	)	ss.
COUNTY OF MORRIS	)

Richard Lashley, having been first duly sworn according to law, did depose, swear and say that he is a Managing Member of PL Capital, LLC, the general partner of Financial Edge Fund, L.P., that he is authorized to execute the foregoing demand for inspection pursuant to Section 220 of the Delaware General Corporation Law and to make the demand designation, authorizations and representations contained therein, and that the facts and statements contained in the foregoing demand for inspection are true and correct.

Richard Lashley

Sworn to and subscribed before me by Richard Lashley
 this ____ day of October, 2009.

Notary Public

My Commission Expires: